

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Zhenyong Liu
Chief Executive Officer
IT Tech Packaging, Inc.
Science Park, Juli Rd, Xushui District
Baoding City, Hebei Province
The People's Republic of China 072550

> **Re: IT Tech Packaging, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 31, 2020**
> **File No. 333-248505**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Giovanni Caruso